Via EDGAR

July 22, 2016

Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington D.C. 20549-7010

Re:    Schweitzer-Mauduit International, Inc.
Comment Letter from the Securities and Exchange Commission dated July 12, 2016
Form 10-K for the Fiscal Year ended December 31, 2015, Filed February 26, 2016
File No. 1-13948

Dear Ms. Blye:

Attached is the response of Schweitzer-Mauduit International, Inc. (the “Company” or “registrant” or “SWM”) to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above identified filing of the Company. The terms “we,” “us” and “our” in the response refers to the Company.

The Company’s responses to the Commission’s comments follow in the same order set forth in your July 12, 2016 letter.

Form 10-K for the Fiscal Year ended December 31, 2015

General

1.
You stated in your letter to us dated November 1, 2013 that your subsidiary PDM Industries SAS sold cigarette papers into Syria in 2011 and for delivery to Sudan in 2013. As you are aware, Sudan and Syria are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure about contacts with those countries. Please provide us with information regarding your contacts with Sudan and Syria since the referenced letter. You should describe any products or materials you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Company Response: Neither the Company nor any of its subsidiaries has any employees, offices, subsidiaries, affiliates, agents, distributors, joint venture partners, facilities, assets, or liabilities in Sudan or Syria. Neither the Company nor any of its subsidiaries has provided any products to the governments of Sudan or Syria or entities controlled by these governments, and we do not anticipate doing so in the future.

Neither the Company nor any of its subsidiaries has directly or knowingly indirectly sold any products to customers in Syria since 2011. Neither the Company nor any of its subsidiaries has, since our November 1, 2013 letter, directly or knowingly indirectly sold any products to customers in Sudan except as follows: In July 2016, our subsidiary PDM Industries SAS (“PDM”), a French company, sold cigarette papers to BAT UK & Exports Ltd. (“BAT”), a U.K. company based in London, for delivery in the Netherlands, and which we understand is for end use by Blue Nile Cigarette Company Limited, BAT's affiliated company in Sudan. The value of the transaction is € 3,402, or less than USD $4,000.

All products made by the Company are classified as EAR99. We have policies and procedures that are intended to prevent our products from being used by inappropriate businesses, but we have no ability to track our products beyond the point of delivery, and we cannot control the ultimate destination of end products made by our customers using our products.

2.
Please discuss the materiality of any contracts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms including the approximate dollar amounts of any revenues assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As noted above, neither the Company nor any of its subsidiaries has directly or knowingly indirectly sold any products to customers in Syria since 2011. In our November 1, 2013 letter, we advised that, in 2013, one of SWM's subsidiaries indirectly sold papers valued at $34,000 to a customer in Sudan. There were no sales to Sudan in 2014 or 2015, and, as explained above, we indirectly have had sales to Sudan of less than $4,000 in 2016 to date. Although we anticipate that BAT may order additional papers from PDM for end use by BAT's Sudanese affiliate, we do not expect the volume of these orders to exceed the euro equivalent of US$100,000 per year in the aggregate.

These amounts are not material to our business, and we believe that no further disclosure is warranted. Even the potential additional sales in 2016 noted above would be immaterial. For point of reference, our net sales for the years ended December 31, 2015 and 2014 were $764.1 million and $794.3 million, respectively. Consequently, we do not view this transaction or future similar transactions as presenting a material investment risk for our security holders. We also do not view these transactions as presenting a qualitatively material risk. The end user in Sudan is privately owned and not a public institution or other entity affiliated with, under the control of, or funding the government of Sudan. Given the incidental amount of sales into and the lack of any other SWM operations or direct contacts in Sudan, coupled with our export compliance program, we do not believe that these sales will or should adversely impact in any material way SWM’s reputation or investor decisions with respect to SWM stock.

* * * * *

In connection with your comments and our response to your comments, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that this letter resolves the Staff’s concerns with regard to these comments. If it does not, we would appreciate the opportunity to discuss the comment with you. Please call me at 770-569-4277 to arrange for a mutually convenient time to discuss the Company’s response and any additional questions that the Commission may have.

Sincerely,

/s/ Allison Aden

Allison Aden
Executive Vice President, Finance and
Chief Financial Officer